The Cushing MLP Total Return Fund
3300 Oak Lawn Avenue
Suite 650
Dallas, Texas 75219
February 6, 2009
VIA FACSIMILE AND EDGAR:
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley, Esq.
Fax: 202-772-9283
Re: The Cushing MLP Total Return Fund Registration Statement on Form N-2
(File Nos. 333-154880 and 811-22072), originally filed on October 30, 2008
Dear Mr.Ganley:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Cushing MLP Total Return Fund (the “Trust”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 A.M. on February 6, 2009, or as soon as practicable thereafter.
     The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request oral notification and written confirmation of such effectiveness by a telephone call and a facsimile letter addressed to our counsel using the following contact information:
Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Leslie Lowenbraun
4 Times Square
New York, NY 10036
Phone: 212-735-2913
Fax: 917-777-2913

Sincerely, THE CUSHING MLP TOTAL RETURN FUND
By:	/s/ MARK W. FORDYCE
Mark W. Fordyce
Treasurer and Secretary

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